Exhibit 99.2

First Quarter 2020

Message from the Chair of the Board
and the President and Chief Executive Officer

Summary of results

For the first quarter of 2020, Hydro-Québec posted net income of $1,525 million, compared to $1,774 million in the same period last year.

On the Québec market, net electricity sales decreased by $107 million compared to the first quarter of 2019, under the combined effect of two main factors. First, electricity sales decreased by $243 million, primarily as a result of the mild temperatures in winter 2020 whose impact was mitigated by higher baseload demand, particularly from large industrial customers. Second, external electricity and fuel purchases by Hydro-Québec Distribution fell by $95 million because of lower output from wind farms under contract.

On markets outside Québec, Hydro-Québec Production’s net electricity exports decreased by $91 million. Export volume totaled 8.7 TWh, or 1.3 TWh below the 10.0 TWh recorded in the first quarter of 2019, essentially because of lower demand and lower prices on export markets as a result of temperature variances. However, the lower market prices were partially offset by the positive impact of the company’s sales and risk management strategies.

Context: Global COVID-19 pandemic

The publication of the first-quarter 2020 results is set against the backdrop of the global COVID-19 pandemic, declared by the World Health Organization on March 11. For its part, the Québec government declared a public health emergency throughout Québec on March 13 and ordered the shutdown, from March 25 to May 4, of all non-essential businesses and services. This situation will lead to an economic downturn in Québec and in other markets where Hydro-Québec sells electricity.

The company is currently assessing the impact that the COVID-19 pandemic will have on its operations. Although it is still too early to determine its scope, which will depend on future developments, Management believes that Hydro-Québec’s commercial and financial performance will be affected. In particular, it anticipates a negative impact on electricity sales, both in and outside Québec, as well as lower investments in property, plant and equipment and intangible assets due to the suspension or slowdown of jobsite activities. The repercussions of the pandemic will mostly be felt during the next few quarters.

In this context, Management wishes to advise that the financial outlook for 2020 set out in the Strategic Plan 2020–2024 will be revised downward.

Consolidated results

Revenue totaled $4,371 million, compared to $4,640 million in the first quarter of 2019.

Revenue from ordinary activities was $4,287 million, compared to $4,657 million for the same period last year. This reduction is attributable to a $370-million decrease in electricity sales. In Québec, these amounted to $3,826 million, or $243 million less than in the first quarter of 2019. The difference is mainly due to the fact that temperatures in winter 2020 were on average 3°C higher than in winter 2019, resulting in a decrease of 3.5 TWh, or $294 million. However, the negative impact of the temperature variance was partially offset by a 1.8-TWh, or $82-million, increase in baseload demand, particularly from large industrial customers. Revenue from electricity sales on markets outside Québec totaled $427 million, compared to $554 million a year earlier.

Revenue from other activities increased by $101 million, mainly because, after the Act to simplify the process for establishing electricity distribution rates came into force, Hydro-Québec Distribution stopped recognizing variances between actual revenue and costs for certain items and the forecasts in its rate filings, which had a negative impact of $41 million in the first quarter of 2019. In addition, certain hedging operations carried out as part of the risk management strategy regarding the company’s electricity exports had a positive impact of $39 million.

Total expenditure amounted to $2,175 million, a $29-million decrease compared to $2,204 million in the corresponding quarter last year.

Financial expenses totaled $671 million, compared to $662 million a year earlier.

Segmented results

Generation

Hydro-Québec Production posted net income of $910 million, a $126-million decrease compared to $1,036 million in the first quarter of 2019. Net electricity exports decreased by $91 million compared to last year, primarily because of lower demand and lower prices on export markets as a result of temperature variances. Electricity supplies provided to Hydro-Québec Distribution fell by $62 million, mainly on account of the milder temperatures in winter 2020.

Transmission

Hydro-Québec TransÉnergie’s net income was $172 million, comparable to the $192 million recorded a year earlier.

Distribution

Hydro-Québec Distribution’s net income totaled $521 million, compared to $567 million in the same period of 2019. Revenue decreased by $192 million, mainly because revenue from electricity sales in Québec fell by $243 million on account of the negative impact of the mild temperatures in winter 2020, which was mitigated by higher baseload demand, particularly from large industrial customers. Electricity purchases, the related transmission costs and fuel purchases were down by $167 million. More specifically, supplies from Hydro-Québec Production declined by $62 million because of the lower volume of electricity sales in Québec, while electricity purchases from third parties dropped by $91 million, essentially on account of a $77-million reduction in wind power purchases.

Page 2	First Quarter 2020

Construction

The Construction segment includes activities related to the design and execution of construction and refurbishment projects involving power generation and transmission facilities. These projects are carried out by Hydro-Québec Innovation, équipement et services partagés and by Société d’énergie de la Baie James (SEBJ).

The volume of activity in this segment totaled $497 million, compared to $332 million in the first quarter of 2019. Projects under way for Hydro-Québec Production mainly include ongoing construction of the Romaine hydroelectric complex and the refurbishment of various structures at Robert-Bourassa and Rapide-Blanc generating stations. Work in progress for Hydro-Québec TransÉnergie includes construction of 120/25-kV Achigan substation, connecting the Romaine complex to the grid and projects stemming from continued investment in asset reliability and sustainment.

Investment

During the first three months of 2020, Hydro-Québec invested $738 million in property, plant and equipment and intangible assets, compared to $566 million in the same period of 2019.

Hydro-Québec Production allotted a large portion of its investments to ongoing work at the Romaine-4 jobsite, in the Minganie region. At the same time, it continued investing to ensure the long-term operability of its generating facilities and optimize their output. For instance, refurbishment is under way at Robert-Bourassa, Rapide-Blanc and Beauharnois generating stations.

Hydro-Québec TransÉnergie allocated part of its investments to building substations and erecting transmission lines. It also pursued upgrading and modernization projects to ensure the reliability and long-term operability of its assets and enhance service quality. Some examples of this include the projects to replace the transmission grid control and special protection systems, as well as the ongoing work on the architecture development plan for the 315-kV system on the island of Montréal.

Hydro-Québec Distribution made further investments to better meet customer needs, including connecting the Côte-Nord communities of La Romaine and Unamen Shipu, currently served by an off-grid system. The division is also pursuing projects to maintain and improve the quality of its facilities, such as replacing the distribution grid control system.

First Quarter 2020	Page 3

Financing

During the first quarter, Hydro-Québec made two fixed-rate bond issues on the Canadian capital market, at an average cost of 2.27%. The bonds will mature in 2055. These issues raised a total of $1.4 billion.

The proceeds will be used to support part of the investment program and to repay higher-rate maturing debt.

Jacynthe Côté	Sophie Brochu

Chair of the Board	President and Chief Executive Officer

May 15, 2020

Page 4	First Quarter 2020

CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

CONSOLIDATED STATEMENTS OF OPERATIONS

In millions of Canadian dollars (unaudited)		Three months ended March 31

	Notes	2020	2019

Revenue	12	4,371	4,640

Expenditure

Operations		753	694

Other components of employee future benefit cost	9	(124)	(139)

Electricity and fuel purchases		579	687

Depreciation and amortization	4	647	637

Taxes		320	325
		2,175	2,204

Income before financial expenses		2,196	2,436

Financial expenses	5	671	662

Net income		1,525	1,774

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

In millions of Canadian dollars (unaudited)		Three months ended March 31

	Notes	2020	2019

Net income		1,525	1,774

Other comprehensive income	10

Net change in items designated as cash flow hedges	7	158	(132)

Net change in employee future benefits		31	12

Translation differences in financial statements of foreign operations		4	(1)
		193	(121)

Comprehensive income		1,718	1,653

The accompanying notes are an integral part of the consolidated financial statements.

First Quarter 2020	Page 5

CONSOLIDATED BALANCE SHEETS

In millions of Canadian dollars (unaudited)	Notes	As at March 31, 2020	As at December 31, 2019

ASSETS
Current assets

Cash and cash equivalents		3,252	1,115

Short-term investments		684	445

Accounts receivable and other receivables		3,007	2,488

Derivative instruments	7	236	186

Regulatory assets		120	118

Materials, fuel and supplies		291	291
		7,590	4,643

Property, plant and equipment		66,086	65,992

Intangible assets		942	925

Investments	6	1,798	1,132

Derivative instruments	7	277	24

Regulatory assets		4,859	4,959

Other assets		897	888

		82,449	78,563

LIABILITIES
Current liabilities

Borrowings		3,445	40

Accounts payable and accrued liabilities		2,377	2,897

Dividend payable		–	2,192

Accrued interest		495	911

Asset retirement obligations		73	66

Derivative instruments	7	24	30

Current portion of long-term debt	7	2,840	1,817
		9,254	7,953

Long-term debt	7	44,691	43,690

Asset retirement obligations		816	821

Regulatory liabilities		340	343

Other liabilities		3,898	4,048

Perpetual debt	7	284	260
		59,283	57,115

EQUITY

Share capital		4,374	4,374

Retained earnings		21,007	19,482

Accumulated other comprehensive income	10	(2,215)	(2,408)
		23,166	21,448

		82,449	78,563

Contingencies	11

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board of Directors,

/s/ Geneviève Brouillette	/s/ Jacynthe Côté
Chair of the Audit Committee	Chair of the Board

Page 6	First Quarter 2020

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

In millions of Canadian dollars (unaudited)				Three months ended March 31

	Note	Share capital	Retained earnings	Accumulated other comprehensive income	Total equity

Balance as at December 31, 2019		4,374	19,482	(2,408)	21,448

Net income		–	1,525	–	1,525

Other comprehensive income	10	–	–	193	193

Balance as at March 31, 2020		4,374	21,007	(2,215)	23,166

Balance as at December 31, 2018		4,374	18,741	(1,906)	21,209

Adjustments related to a change in accounting policy		–	10	–	10

Net income		–	1,774	–	1,774

Other comprehensive income	10	–	–	(121)	(121)

Balance as at March 31, 2019		4,374	20,525	(2,027)	22,872

The accompanying notes are an integral part of the consolidated financial statements.

First Quarter 2020	Page 7

CONSOLIDATED STATEMENTS OF CASH FLOWS

In millions of Canadian dollars (unaudited)		Three months ended March 31

	Notes	2020	2019

Operating activities

Net income		1,525	1,774

Adjustments to determine net cash flows from operating activities

Depreciation and amortization	4	647	637

Amortization of premiums, discounts and issue expenses related to debt securities		49	53

Deficit of net cost recognized with respect to amounts paid for employee future benefits		(36)	(112)

Other		(186)	(19)

Regulatory assets and liabilities		(9)	55

Change in non-cash working capital items	8	(1,405)	(1,255)
		585	1,133

Investing activities

Additions to property, plant and equipment		(702)	(530)

Additions to intangible assets		(36)	(36)

Acquisition of an investment	6	(661)	–

Net change in short-term investments and sinking fund		(231)	(9)

Other		–	2
		(1,630)	(573)

Financing activities

Issuance of long-term debt		1,278	487

Repayment of long-term debt		(190)	(485)

Cash receipts arising from credit risk management		2,252	770

Cash payments arising from credit risk management		(1,255)	(778)

Net change in borrowings		3,209	3,744

Dividend paid		(2,192)	(2,394)

Other		26	10
		3,128	1,354

Foreign currency effect on cash and cash equivalents		54	(2)

Net change in cash and cash equivalents		2,137	1,912

Cash and cash equivalents, beginning of period		1,115	1,335

Cash and cash equivalents, end of period		3,252	3,247

Supplementary cash flow information	8

The accompanying notes are an integral part of the consolidated financial statements.

Page 8	First Quarter 2020

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

For the three-month periods ended March 31, 2020 and 2019

Amounts in tables are in millions of Canadian dollars, unless otherwise indicated.

Note 1	Basis of Presentation

Hydro-Québec’s consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

These quarterly consolidated financial statements, including these notes, do not contain all the required information regarding annual consolidated financial statements and should therefore be read in conjunction with the consolidated financial statements and accompanying notes in Hydro-Québec’s Annual Report 2019.

The accounting policies used to prepare the quarterly consolidated financial statements are consistent with those presented in Hydro-Québec’s Annual Report 2019.

Management is of the opinion that these quarterly consolidated financial statements present fairly, in all material respects, the consolidated financial position of Hydro-Québec.

Hydro-Québec’s quarterly results are not necessarily indicative of results for the year on account of seasonal temperature fluctuations. Because of higher electricity demand during winter months, revenue from electricity sales in Québec is higher during the first and fourth quarters.

Management has reviewed events occurring until May 15, 2020, the date of approval of these quarterly consolidated financial statements by the Board of Directors, to determine whether circumstances warranted consideration of events subsequent to the balance sheet date.

Note 2	Change to Accounting Policy

STANDARD ISSUED BUT NOT YET ADOPTED

Financial instruments

In June 2016, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This ASU provides new guidance on the impairment of financial assets that are not accounted for at fair value through net income. It will be applied on a modified retrospective basis to the financial statements for interim and annual periods beginning on or after January 1, 2023. Hydro-Québec is currently examining the impact of this ASU on its consolidated financial statements.

Note 3	Regulation

DISTRIBUTION

Under the Act to simplify the process for establishing electricity distribution rates (S.Q. 2019, c. 27), which was passed by Québec’s National Assembly and came into force on December 8, 2019, electricity distribution rates are frozen until March 31, 2021.

TRANSMISSION

In decision D-2020-041 of April 17, 2020, the Régie de l’énergie handed down a partial decision regarding Hydro-Québec’s power transmission rates for 2020. The authorized return on the rate base was set at 6.78%, assuming a capitalization with 30% equity. The final decision concerning these rates is expected soon.

First Quarter 2020	Page 9

Note 4	Depreciation and Amortization

	Three months ended March 31

	2020	2019

Property, plant and equipment	589	581

Intangible assets	25	25

Regulatory assets and liabilities	27	29

Retirement of capital assets	6	2
	647	637

Note 5	Financial Expenses

	Three months ended March 31

	2020	2019

Interest on debt securities	686	672

Net foreign exchange (gain) loss	(2)	3

Guarantee fees related to debt securities[a]	54	55
	738	730
Less

Capitalized financial expenses	45	43

Net investment income	22	25
	67	68
	671	662

a)	Guarantee fees related to debt securities are charged at a rate of 0.5% and are paid to the Québec government.

Note 6	Investments

On February 6, 2020, Hydro-Québec acquired a 19.9% stake in Innergex énergie renouvelable inc. (TSX: INE) (“Innergex”), a renewable power producer that builds, acquires, owns and operates hydroelectric facilities, wind farms and solar farms. The purchase price was $661 million. The investment in Innergex is accounted for using the equity method.

Page 10	First Quarter 2020

Note 7	Financial Instruments

In the course of its operations, Hydro-Québec carries out transactions that expose it to certain financial risks, such as market, liquidity and credit risk. Exposure to such risks and the impact on results are reduced through careful monitoring and implementation of strategies that include the use of derivative instruments.

MARKET RISK

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate as a result of changes in market prices. Hydro-Québec is exposed to three main types of market risk: currency risk, interest rate risk and risk associated with energy and aluminum prices. Active integrated management of these three types of risk aims to limit exposure to each risk and reduce their overall impact on results.

MANAGEMENT OF LONG-TERM RISK

Management of risk associated with debt

Currency risk and interest rate risk – Hydro-Québec uses currency forward contracts and swaps to manage the currency risk associated with long-term debt and perpetual debt, as well as interest rate forward contracts and swaps to modify long-term exposure to interest rate risk. When designated as hedging items, these derivative instruments are recognized as cash flow hedges or fair value hedges, depending on the risk hedged. The impact on results of foreign currency hedging transactions and those associated with debt interest rates is recognized in Financial expenses.

The following table shows the notional amounts, expressed in Canadian dollars and foreign currencies, of forward contracts and swaps used to manage long-term risk:

	As at March 31, 2020 [a]	As at December 31, 2019 [a]

Forward contracts

Canadian dollars	(2,000)	(1,900)

U.S. dollars	201	203

Swaps

Canadian dollars	(6,915)	(6,893)

U.S. dollars	5,730	5,730

a)	Figures in parentheses represent amounts to be paid.

MANAGEMENT OF SHORT-TERM RISK

Currency risk – Hydro-Québec uses forward contracts to manage its foreign currency risk exposure over the short term. When designated as hedging items, these derivative instruments are recognized as cash flow hedges. The impact of currency risk hedging transactions on results is recognized in the line items affected by the hedged item, namely Revenue, Electricity and fuel purchases, or Financial expenses. In this context, Hydro-Québec traded foreign currency sales and purchase contracts for which the notional amounts of open positions as at March 31, 2020, were US$1,980 million and US$2,327 million, respectively (US$1,542 million for sales contracts and nil for purchase contracts as at December 31, 2019).

Interest rate risk – Hydro-Québec uses interest rate forward contracts and swaps to manage short-term interest rate risk. When designated as hedging items, these derivative instruments are recognized as cash flow hedges. The impact on results of transactions to hedge short-term interest rate risk is recognized in the line item affected by the hedged item, namely Financial expenses.

Price risk – Hydro-Québec uses mainly commodity futures and swaps to manage risk resulting from fluctuations in energy and aluminum prices. When designated as hedging items, these derivative instruments are recognized as cash flow hedges. The impact on results of transactions to hedge the risk related to energy and aluminum prices is recognized in the line items affected by the hedged item, namely Revenue or Electricity and fuel purchases. In this context, Hydro-Québec traded electricity futures and swaps for which open positions as at March 31, 2020, totaled 22.4 TWh (23.4 TWh as at December 31, 2019), petroleum product swaps for which open positions as at March 31, 2020, totaled 22.1 million litres (22.3 million litres as at December 31, 2019), as well as aluminum swaps for which open positions as at March 31, 2020, totaled 187,575 tonnes (187,775 tonnes as at December 31, 2019). There were no natural gas futures with open positions as at March 31, 2020 (2.8 million MMBtu as at December 31, 2019).

First Quarter 2020	Page 11

Note 7	Financial Instruments (continued)

FAIR VALUE

FAIR VALUE OF DERIVATIVE INSTRUMENTS

The following tables present the fair value of derivative instruments, excluding the impact of offsets, by type and depending on whether they are designated as fair value hedges or cash flow hedges, or not designated as hedges:

			As at March 31, 2020

	Derivatives designated as fair value hedges	Derivatives designated as cash flow hedges	Derivatives not designated as hedges [a]	Gross amounts of derivatives recognized [b]

Assets

Contracts – Currency risk	–	1,965	188	2,153

Contracts – Interest rate risk	611	61	–	672

Contracts – Price risk	–	295	131	426

	611	2,321	319	3,251

Liabilities

Contracts – Currency risk	–	(107)	(208)	(315)

Contracts – Interest rate risk	–	(66)	–	(66)

Contracts – Price risk	–	(6)	(10)	(16)

	–	(179)	(218)	(397)

Total	611	2,142	101	2,854

			As at December 31, 2019

	Derivatives designated as fair value hedges	Derivatives designated as cash flow hedges	Derivatives not designated as hedges [a]	Gross amounts of derivatives recognized [b]

Assets

Contracts – Currency risk	–	1,085	9	1,094

Contracts – Interest rate risk	413	81	–	494

Contracts – Price risk	–	145	51	196

	413	1,311	60	1,784

Liabilities

Contracts – Currency risk	–	(101)	(174)	(275)

Contracts – Interest rate risk	–	(1)	–	(1)

Contracts – Price risk	–	(2)	(10)	(12)

	–	(104)	(184)	(288)

Total	413	1,207	(124)	1,496

a)

These derivative instruments are mainly traded as part of Hydro-Québec’s risk management. As at March 31, 2020, $(187) million was in consideration of amounts received or disbursed [$(165) million as at December 31, 2019] with respect to agreements to limit the market value of the main portfolios of derivative instruments. These agreements arise from frameworks applied by Hydro-Québec to reduce its credit risk exposure and limit risk concentration.

b)

Fair value measurements of derivative instruments are Level 2 measurements. These measurements are obtained by discounting future cash flows, which are estimated on the basis of the spot rates, forward rates or forward prices (foreign exchange rates, interest rates, and energy or aluminum prices) in effect on the balance sheet date and take into account the credit risk assessment. The valuation techniques make use of observable market data.

Page 12	First Quarter 2020

Note 7	Financial Instruments (continued)

The impact of offsetting derivative instruments is presented in the table below:

	As at March 31, 2020				As at December 31, 2019

	Gross amounts of derivatives recognized	Gross amounts offset [a]	Cash (received) paid as collateral [b]	Net amounts presented on the balance sheet	Gross amounts of derivatives recognized	Gross amounts offset [a]	Cash (received) paid as collateral [b]	Net amounts presented on the balance sheet

Assets

Current	823	(193)	(394)	236	297	(18)	(93)	186

Long-term	2,428	(161)	(1,990)	277	1,487	(240)	(1,223)	24

	3,251	(354)	(2,384)	513	1,784	(258)	(1,316)	210

Liabilities

Current	(397)	354	19	(24)	(186)	156	–	(30)

Long-term	–	–	–	–	(102)	102	–	–

	(397)	354	19	(24)	(288)	258	–	(30)

Total	2,854	–	(2,365)	489	1,496	–	(1,316)	180

a)

The gross amounts of derivatives offset are related to contracts traded according to International Swaps and Derivatives Association (“ISDA”) guidelines and constituting enforceable master netting arrangements. Such master netting arrangements apply to all derivative instrument contracts traded over the counter.

b)	Cash amounts offset are amounts received or paid under collateral exchange agreements signed in compliance with ISDA guidelines.

Moreover, although certain derivatives cannot be offset for lack of enforceable master netting arrangements, margin calls may result in amounts received from or paid to clearing agents, based on the fair value of the instruments concerned. As at March 31, 2020, $314 million payable in consideration of net cash receipts was included in Accounts payable and accrued liabilities ($133 million as at December 31, 2019).

First Quarter 2020	Page 13

Note 7	Financial Instruments (continued)

The impact of derivative instruments on results and other comprehensive income is presented in the tables below. It should be noted that most derivative instruments traded are designated as cash flow hedges or fair value hedges and therefore reduce the volatility of results. Derivative instruments which are not designated as hedges, but which nonetheless provide an economic hedge for at-risk opposite positions, also reduce the volatility of results. The sensitivity of results is thus limited to net exposure to unhedged risks.

				Three months ended March 31, 2020

	Losses (gains) on derivatives designated as fair value hedges	Losses (gains) on derivatives designated as cash flow hedges		Losses (gains) on derivatives not designated as hedges

	Recognized in results	Recognized in Other comprehensive income	Reclassified from Other comprehensive income to results	Recognized in results

Contracts – Currency risk	–	(862)	(650)[a]	(209)

Contracts – Interest rate risk	(210)	219	2 [b]	14

Contracts – Price risk	–	(317)	(154)[c]	(34)
	(210)[b,d]	(960)	(802)[d]	(229)[d,e]

Impact of hedged items on results	211		804	216

					Three months ended March 31, 2019

	Losses (gains) on derivatives designated as fair value hedges	Losses (gains) on derivatives designated as cash flow hedges			Losses (gains) on derivatives not designated as hedges

	Recognized in results	Recognized in Other comprehensive income	Reclassified from Other comprehensive income to results		Recognized in results

Contracts – Currency risk	–	215	167	[a]	(5)

Contracts – Interest rate risk	(73)	74	1	[b]	2

Contracts – Price risk	–	(76)	(87)[c]		(2)
	(73)[b,d]	213	81	[d]	(5)[d,e]

Impact of hedged items on results	74		(98)		1

a)	In 2020, $2 million was recognized in Revenue ($6 million in 2019), and $(652) million in Financial expenses ($161 million in 2019).

b)	These amounts were recognized in Financial expenses.

c)	These amounts were recognized in Revenue.

d)

In 2020, the items Revenue, Electricity and fuel purchases, and Financial expenses totaled $4,371 million, $579 million and $671 million, respectively ($4,640 million, $687 million and $662 million in 2019).

e)

These instruments are essentially related to integrated risk management transactions. Their impact on results is recognized in the line items affected by the managed risk. Therefore, in 2020, $(37) million was recognized in Revenue [$(5) million in 2019], $8 million in Electricity and fuel purchases ($3 million in 2019), and $(200) million in Financial expenses [$(3) million in 2019].

Page 14	First Quarter 2020

Note 7	Financial Instruments (continued)

During the first three months of 2020, Hydro-Québec reclassified a net loss of $2 million from Accumulated other comprehensive income to results after having discontinued cash flow hedges (net gain of $17 million for the first three months of 2019).

As at March 31, 2020, Hydro-Québec estimated the net amount of gains presented in Accumulated other comprehensive income that would be reclassified to results in the next 12 months to be $153 million ($24 million as at March 31, 2019).

As at March 31, 2020 and 2019, the maximum period during which Hydro-Québec hedged its exposure to the variability of cash flows related to anticipated transactions was three years.

FAIR VALUE OF OTHER FINANCIAL INSTRUMENTS

Fair value measurements for other financial instruments are Level 2 measurements. Fair value is obtained by discounting future cash flows, based on rates observed on the balance sheet date for similar instruments traded on capital markets.

The fair value of cash equivalents, receivables – accounts receivable, other receivables and financial liabilities approximates their carrying amount because of the short-term nature of these financial instruments, except for the items presented in the table below:

	As at March 31, 2020			As at December 31, 2019

	Carrying amount		Fair value	Carrying amount		Fair value

Long-term debt[a]	47,531	[b]	65,202	45,507	[b]	63,643
Perpetual debt	284		209	260		245

a)	Including the current portion.

b)

Including an amount of $1,998 million as at March 31, 2020, and December 31, 2019, for debts subject to a fair value hedge, which resulted in an adjustment of $598 million ($390 million as at December 31, 2019) in connection with the hedged risk for existing hedging relationships and of $(84) million [$(87) million as at December 31, 2019] for discontinued relationships.

ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES

As at March 31, 2020, accounts receivable and other receivables included $2,276 million ($2,145 million as at December 31, 2019) from contracts with customers, of which unbilled electricity deliveries totaled $1,101 million ($1,317 million as at December 31, 2019).

Note 8	Supplementary Cash Flow Information

	Three months ended March 31

	2020	2019

Change in non-cash working capital items

Accounts receivable and other receivables	(493)	(802)

Materials, fuel and supplies	1	(5)

Accounts payable and accrued liabilities	(483)	(19)

Accrued interest	(430)	(429)
	(1,405)	(1,255)

Activities not affecting cash

Increase in property, plant and equipment and intangible assets	11	13

Increase in operating lease assets and liabilities	1	23
	12	36

Interest paid	1,099	945

First Quarter 2020	Page 15

Note 9	Employee Future Benefits

			Three months ended March 31

	Pension Plan		Other plans

	2020	2019	2020	2019

Current service cost	153	107	13	11
Other components of employee future benefit cost

Interest on obligations	212	227	13	13

Expected return on plan assets	(429)	(406)	(1)	(1)

Amortization of net actuarial loss	72	23	8	4

Amortization of past service costs (credits)	2	2	(1)	(1)
	(143)	(154)	19	15

Net cost (credit) recognized	10	(47)	32	26

Note 10	Accumulated Other Comprehensive Income

			Three months ended March 31, 2020

	Cash flow hedges	Employee future benefits	Translation differences	Accumulated other comprehensive income

Balance as at December 31, 2019	67	(2,476)	1	(2,408)

Other comprehensive income before reclassifications	960	–	4	964
Amounts reclassified to results	(802)	31	–	(771)

Other comprehensive income	158	31 [a]	4	193

Balance as at March 31, 2020	225	(2,445)	5	(2,215)

			Three months ended March 31, 2019

	Cash flow hedges	Employee future benefits	Translation differences	Accumulated other comprehensive income

Balance as at December 31, 2018	(193)	(1,717)	4	(1,906)

Other comprehensive income before reclassifications	(213)	–	(1)	(214)
Amounts reclassified to results	81	12	–	93

Other comprehensive income	(132)	12 [a]	(1)	(121)

Balance as at March 31, 2019	(325)	(1,705)	3	(2,027)

a)	Other comprehensive income includes the change in the employee future benefit regulatory asset, which totaled $(50) million as at March 31, 2020 [$(16) million as at March 31, 2019].

Page 16	First Quarter 2020

Note 11	Contingencies

GUARANTEES

In accordance with the terms and conditions of certain debt securities issued outside Canada, Hydro-Québec has undertaken to increase the amount of interest paid to non-residents in the event of changes to Canadian tax legislation governing the taxation of non-residents’ income. Hydro-Québec cannot estimate the maximum amount it might have to pay under such circumstances. Should an amount become payable, Hydro-Québec has the option of redeeming most of the securities in question. As at March 31, 2020, the amortized cost of the long-term debts concerned was $3,327 million ($3,303 million as at December 31, 2019).

LITIGATION

In the normal course of its development and operating activities, Hydro-Québec is sometimes party to claims and legal proceedings. Management is of the opinion that an adequate provision has been made for these legal actions. Consequently, it does not foresee any significant adverse effect of such contingent liabilities on Hydro-Québec’s consolidated results or financial position.

Among other ongoing actions, some Indigenous communities have instituted proceedings against the governments of Canada and Québec, as well as against Hydro-Québec, based on demands concerning their ancestral rights. In particular, the Innus of Uashat mak Mani-Utenam are demanding $1.5 billion in damages resulting from various activities carried out on land they claim as their own. Hydro-Québec is challenging the legitimacy of this claim.

As well, in November 2006 the Innus of Pessamit reactivated an action brought in 1998, aimed at obtaining, among other things, the recognition of ancestral rights related to Québec lands on which certain hydroelectric generating facilities of the Manic–Outardes complex are located. This community is claiming $500 million. Hydro-Québec is challenging the legitimacy of this claim.

Note 12	Segmented Information

The following tables present information on segment results and assets:

	Three months ended March 31, 2020

	Generation	Transmission	Distribution	Construction	Corporate and Other Activities	Total

Revenue

External customers	494	49	3,855	1	(28)	4,371[a]

Intersegment customers	1,607	866	20	496	(2,989)[b]	–

Net income (loss)	910	172	521	–	(78)	1,525

Total assets as at March 31, 2020	33,733	23,957	14,285	37	10,437	82,449

	Three months ended March 31, 2019

	Generation	Transmission	Distribution	Construction	Corporate and Other Activities	Total

Revenue

External customers	580	9	4,046	–	5	4,640[a]

Intersegment customers	1,672	882	21	332	(2,907)[b]	–

Net income (loss)	1,036	192	567	–	(21)	1,774

Total assets as at March 31, 2019	33,208	23,369	14,644	42	8,535	79,798

a)

Including $84 million from sources other than contracts with customers [$(17) million in 2019], of which no amount relates to alternative revenue programs involving certain regulatory assets and liabilities [$(10) million in 2019].

b)	Including intersegment eliminations of $(3,442) million [$(3,347) million in 2019].

First Quarter 2020	Page 17

Note 13	Subsequent Event

These quarterly consolidated financial statements reflect the effects of the coronavirus disease 2019 (“COVID-19”) pandemic, declared by the World Health Organization on March 11, 2020, to the extent that they were known on March 31, 2020. On March 13, the Québec government declared a public health emergency throughout Québec and ordered the shutdown, as of March 25, of all non-essential businesses and services. Since March 31, the level of uncertainty regarding the scope of the repercussions of the pandemic, in particular on the economy, has increased significantly, but there is no doubt that it will result in an economic downturn in Québec and in other markets where Hydro-Québec sells electricity.

Hydro-Québec is currently assessing the impact that the COVID-19 pandemic will have on its operations. Although it is still too early to determine its magnitude, Hydro-Québec anticipates, in particular, a negative impact on electricity sales, both in and outside Québec, as well as lower investments in property, plant and equipment and intangible assets.

Note 14	Comparative Information

Some corresponding period data of the prior year have been reclassified to conform to the presentation adopted in the current period.

Page 18	First Quarter 2020

CONSOLIDATED FINANCIAL HIGHLIGHTS

(UNAUDITED)

Amounts shown in tables are in millions of Canadian dollars.

	Three months ended March 31

Summary of Results	2020	2019	Change (%)

Revenue	4,371	4,640	5.8	i

Expenditure	2,175	2,204	1.3	i

Financial expenses	671	662	1.4	h

Net income	1,525	1,774	14.0	i

First Quarter 2020	Page 19

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